Filed Pursuant to Rule 433

Registration No. 333-133852

# Index EAGLES®

- 100% Principal Protection
- Equity Exposure

Bank of America

Related Documentation	3

Bank of America Corporation Index EAGLES®	4

The Underlying Equity	5 – 6

Payment at Maturity	7 – 8

Examples of Payment at Maturity	9 –12

Summary of Certain U.S. Federal Income Tax Consequences	13 –15

Risk Factors	16 –17

November 2008

Related Documentation

This document generally describes the terms of Bank of America Corporation Minimum Return Equity Appreciation Growth LinkEd Securities “Index EAGLES®” (the “Index EAGLES®”). This document should be read together with the prospectus supplement for Medium-Term Notes, Series L, dated April 10, 2008 and the prospectus dated May 5, 2006. Terms used but not otherwise defined below have the meanings given to them in the prospectus supplement, unless the context requires otherwise. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation, and all references in this document to “note” or “notes” are to the Index EAGLES®.

In connection with each offering of Index EAGLES®, we will issue a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, we expect to provide to you either a preliminary pricing supplement relating to the offering, or a detailed term sheet, which in each case will set forth those terms in preliminary form.

We have filed a registration statement (including the prospectus supplement and the prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 58800).

You may access the prospectus supplement and the prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website):

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

The terms of the Index EAGLES® described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.

Potential purchasers of the Index EAGLES® should consider the information in “Risk Factors” in the prospectus supplement, the applicable pricing supplement, and pages 15-16 of this document.

Index EAGLES® is our federal service mark registration.

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Bank of America Corporation Index EAGLES®

Index EAGLES® provide you with an opportunity to participate in the potential appreciation of one or more securities or, securities indices, or exchange-traded funds (the “Underlying Equity”) through a supplemental return. In addition, the Index EAGLES® are fully principal protected if held until maturity, subject to our creditworthiness. At maturity, you will receive the principal amount of the Index EAGLES® and any “Supplemental Redemption Amount,” as described below. The Supplemental Redemption Amount will be based primarily upon the performance of the Underlying Equity over the term of the Index EAGLES®.

Index EAGLES® are our senior debt securities. However, Index EAGLES® differ from traditional debt securities in that you will not receive interest payments, you may receive a minimum return at maturity, and they contain a derivative component.

The Supplemental Redemption Amount will be based primarily upon the performance of the Underlying Equity during the term of the Index EAGLES®. The applicable pricing supplement may provide that the Supplemental Redemption Amount will not be less than a specified percentage of the principal amount of the Index EAGLES® at maturity (the “Minimum Supplemental Redemption Amount”). We also may issue Index EAGLES® that do not have a Minimum Supplemental Redemption Amount.

If you hold the Index EAGLES® until maturity, you will receive, at a minimum, your principal amount and any Supplemental Redemption Amount. However, if you sell the Index EAGLES® prior to maturity, you may find that the market value of the Index EAGLES® is less than their principal amount.

Index EAGLES® are issued in minimum denominations of $1,000, and whole multiples of $1,000.

Index EAGLES® may be listed on a stock exchange. However, whether or not they are listed, there may be little or no secondary market for Index EAGLES®.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agents in connection with each offering of Index EAGLES®.

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The Underlying Equity

At maturity, the Supplemental Redemption Amount will be determined by reference to the level of the Underlying Equity during the term of the Index EAGLES®.

The Underlying Equity may consist of:

•	U.S. broad-based equity indices*

•	U.S. sector or style-based equity indices*

•	Non-U.S. or global equity indices*

•	Common shares of U.S. issuers registered under the Securities Exchange Act of 1934 (the “Exchange Act”)

•	Common shares (or equivalent) of non-U.S. issuers registered under the Exchange Act

•	Broad-based Exchange Traded Funds (ETFs)*

•	Sector or style-based Exchange Traded Funds (ETFs)*

The applicable pricing supplement will set forth the specific Underlying Equity for the Index EAGLES® and provide information as to the historical levels of the Underlying Equity. However, historical levels of the Underlying Equity are not indicative of the future performance of the Underlying Equity or the performance of the Index EAGLES®.

The Underlying Equity may consist of a single index, a single ETF, or a single stock. Alternatively, the Underlying Equity may consist of a group, or “basket,” of indices, ETFs, stocks, or other types of securities described above. If the Underlying Equity consists of a basket, the applicable pricing supplement also will set forth, among other information about the basket, the applicable weighting of each component of the basket, and information as to the calculation of the “Basket Level.”

If we issue any Index EAGLES® in which the Underlying Equity consists of one or more common shares, each issuer of such shares (a “Stock Issuer”) will be a company that is subject to the information requirements of the Exchange Act, and that files reports and other information with the SEC. Each Stock Issuer will have a class of common equity securities registered under the Exchange Act. However, if the Stock Issuer is not a U.S. company, the return on the Index EAGLES® may depend on the performance of an equity security that is not listed or traded in the U.S. This may occur, for example, if the Stock Issuer’s American Depositary Receipts are traded in the U.S., but the Underlying Equity consists of common equity securities of the Stock Issuer that are traded on one or more foreign stock exchanges.

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The Underlying Equity (cont.)

Please note that, for ease of reference, certain defined terms in the following sections, such as “Index Return”, contemplate Index EAGLES® in which the Underlying Equity consists of a single securities index. If the Underlying Equity were to consist of, for example, a basket of stocks, these defined terms would be adjusted accordingly in the applicable pricing supplement to terms such as “Basket Return.”

*Pending the execution of proper licensing agreements.

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Payment at Maturity

At maturity, you will receive the principal amount of the Index EAGLES® and any Supplemental Redemption Amount. The Supplemental Redemption Amount will be based primarily upon the performance of the Underlying Equity during the term of the Index EAGLES®. If specified in the applicable pricing supplement, the Supplemental Redemption Amount will not be less than the Minimum Supplemental Redemption Amount.

The calculation agent for the Index EAGLES® will determine the Supplemental Redemption Amount, if any, by multiplying the Index Return (as defined below) by the principal amount of the Index EAGLES® you hold at maturity. The Index Return will be calculated by reference to the Periodic Returns (as defined below) of the Underlying Equity during the “Reference Periods” specified in the applicable pricing supplement. Each Reference Period will be a three-month period. The first Reference Period will commence on the pricing date of your Index EAGLES®, and the final Reference Period will end shortly before the maturity date. For example, in the case of a series of Index EAGLES® with a term of four years, there will be 16 Reference Periods.

We refer to the last day of each Reference Period as a “Reset Date.” On each Reset Date, the calculation agent will determine the “Periodic Return” of the Underlying Equity for the Reference Period then ended by applying the following formula:

(Ending Level – Starting Level)

Starting Level

The result will be rounded to the nearest ten-thousandth of a decimal place and then expressed as a percentage.

The “Starting Level” for the initial Reference Period will be the closing level of the Underlying Equity on the pricing date, and the “Starting Level” for each subsequent Reference Period is the Ending Level for the immediately preceding Reference Period. The “Ending Level” for each Reference Period is the closing level of the Underlying Equity on the applicable Reset Date, or if that day is not a business day, the closing level of the Underlying Equity on the next following business day.

Except for the payment at maturity of the principal amount and any applicable Minimum Supplemental Redemption Amount, you will be exposed to unlimited declines in the Periodic Return for any Reference Period. On the pricing date, we will set a cap, or the “Return Cap,” which will limit any increases in the Periodic Return of the Underlying Equity to that rate. For any Reference Period in which the Periodic Return is greater than the Return Cap, the Periodic Return for that Reference Period will be deemed to be the Return Cap, and for that Reference Period you will receive only the benefit of the increase in value up to the Return Cap.

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Payment at Maturity (cont.)

The Index Return

After the close of the market on the last Reset Date, the calculation agent will determine the Supplemental Redemption Amount, which, if applicable, will not be less than the Minimum Supplemental Redemption Amount, based on the following formula:

Principal Amount x Index Return

The “Index Return” is the compounded value of each of the Periodic Returns computed in the following manner:

[The product of (1.00 + the Periodic Return) for each Reference Period] - 1.00

The Index Return will be rounded to the nearest ten-thousandth and then expressed as a percentage.

The period of time between the last Reset Date and the maturity date is not part of a Reference Period, and, therefore, changes in the Underlying Equity during that period will not affect the Supplemental Redemption Amount payable to you at maturity. If the Index EAGLES® are subject to a Minimum Supplemental Redemption Amount, and the calculation of the Supplemental Redemption Amount results in an amount that is less than the Minimum Supplemental Redemption Amount, then we will pay you a Supplemental Redemption Amount equal to the Minimum Supplemental Redemption Amount.

The Index EAGLES® provide less opportunity for appreciation than an investment tied directly to the performance of the Underlying Equity because the Return Cap limits the appreciation in the Underlying Equity used to calculate the Periodic Return. Because of the Return Cap, the Index Return cannot be more than a percentage that will be specified in the applicable pricing supplement that represents an increase of the Underlying Equity up to the Return Cap for each Reference Period. For example, in the case of a series of Index EAGLES® with a Return Cap of 7.00% and a maturity of four years from the date of issuance, the Index Return cannot exceed 195.22%.

You should consider the possibility that an investment in the Index EAGLES® will not result in you receiving an amount at maturity in excess of the principal amount of your notes, plus any applicable Minimum Supplemental Redemption Amount, even if the level of the Underlying Equity increases during one or more Reference Periods, or even if the level of the Underlying Equity as of the final scheduled Reset Date is greater than the level of the Underlying Equity on the pricing date.

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Examples of Payment at Maturity

The Index Return depends on the closing level of the Underlying Equity as of each Reset Date. Because the closing level of the Underlying Equity may be subject to significant variations over the term of the Index EAGLES®, it is not possible to present a chart or table illustrating a complete range of possible payments on the maturity date. The examples of hypothetical payment calculations that follow are intended to illustrate the effect of general trends in the level of the Underlying Equity on any Supplemental Redemption Amount payable at maturity for each $1,000 principal amount of the Index EAGLES®. Each of the hypothetical examples is based upon:

•	a hypothetical pricing date of November 25, 2008, and a hypothetical maturity date approximately four years later;

•	a hypothetical Starting Level of the Underlying Equity of 1,000;

•	a hypothetical Return Cap of 7.00%;

•	a hypothetical Minimum Supplemental Redemption Amount of 4.00% of the principal amount of the Index EAGLES®; and

•	Reference Periods ending on the 25th day of the months indicated.

In each example set forth below, for any Reference Period where the indicated Periodic Return is in excess of 7.00% (the hypothetical Return Cap), the Periodic Return for that Reference Period used in the calculation of the Index Return shall be 7.00%. The Underlying Equity levels illustrated in each example have been rounded to the nearest whole number. The pretax annualized rates of return in each example assume that the Index EAGLES® were purchased in the original public offering and are calculated on the basis of a 360-day year of twelve 30-day months, with annual compounding.

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Examples of Payment at Maturity (cont.)

Example 1: In this example, for the Reference Periods where the Periodic Returns are in excess of 7.00%, the Periodic Returns for those Reference Periods used in the calculation of the Index Return shall be the hypothetical Return Cap of 7.00%. The closing level of the Underlying Equity as of the final scheduled Reset Date is greater than its closing level as of the pricing date and the appreciation of the Underlying Equity, or the Periodic Return, is 9.00% (an amount greater than the hypothetical Return Cap) during each Reference Period throughout the term of the Index EAGLES®:

	2008/09			2009/10
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
February	1,090	9.00%	7.00%	1,539	9.00%	7.00%
May	1,188	9.00%	7.00%	1,677	9.00%	7.00%
August	1,295	9.00%	7.00%	1,828	9.00%	7.00%
November	1,412	9.00%	7.00%	1,993	9.00%	7.00%

	2010/11			2011/12
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
February	2,172	9.00%	7.00%	3,066	9.00%	7.00%
May	2,367	9.00%	7.00%	3,342	9.00%	7.00%
August	2,580	9.00%	7.00%	3,642	9.00%	7.00%
November	2,813	9.00%	7.00%	3,970	9.00%	7.00%

Index Return = [(1.00+0.07) × (1.00+0.07) × (1.00+0.07) × (1.00+0.07) ×

(1.00+0.07) × (1.00+0.07) × (1.00+0.07) × (1.00+0.07) × (1.00+0.07) ×

(1.00+0.07) × (1.00+0.07) × (1.00+0.07) × (1.00+0.07) × (1.00+0.07) ×

(1.00+0.07) × (1.00+0.07)] minus 1.00 = 1.9522 or 195.22%

Supplemental Redemption Amount = $1,000.00 × 1.9522 = $1,952.20

Total payment at maturity = $1,000.00 + $1,952.20 = $2,952.20 per note

Pretax annualized rate of return = 31.08%

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Examples of Payment at Maturity (cont.)

Example 2: The closing level of the Underlying Equity as of the final scheduled Reset Date is less than the closing level of the Underlying Equity as of the pricing date, and the Periodic Return declined throughout the term of the Index EAGLES®:

	2008/09			2009/10
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
February	980	-2.00%	7.00%	904	-2.00%	7.00%
May	960	-2.00%	7.00%	886	-2.00%	7.00%
August	941	-2.00%	7.00%	868	-2.00%	7.00%
November	922	-2.00%	7.00%	851	-2.00%	7.00%

	2010/11			2011/12
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
February	834	-2.00%	7.00%	769	-2.00%	7.00%
May	817	-2.00%	7.00%	754	-2.00%	7.00%
August	801	-2.00%	7.00%	739	-2.00%	7.00%
November	785	-2.00%	7.00%	724	-2.00%	7.00%

Index Return = [(1.00+ -0.02) × (1.00+ -0.02) × (1.00+ -0.02) × (1.00+ -0.02) ×

(1.00+ -0.02) × (1.00+ -0.02) × (1.00+ -0.02) × (1.00+ -0.02) × (1.00+ -0.02) ×

(1.00+ -0.02) × (1.00+ -0.02) × (1.00+ -0.02) × (1.00+ -0.02) × (1.00+ -0.02) ×

(1.00+ -0.02) × (1.00+ -0.02)] minus 1.00 = -0.2762 or -27.62%

Supplemental Redemption Amount = $40.00, the Minimum Supplemental Redemption Amount

Total payment at maturity = $1,000.00 + $40.00 = $1,040.00 per note

Pretax annualized rate of return = 0.99%

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Examples of Payment at Maturity (cont.)

Example 3: In this example, for the Reference Periods where the Periodic Returns are in excess of 7.00%, the Periodic Returns for those Reference Periods used in the calculation of the Index Return shall be the hypothetical Return Cap of 7.00%. The closing level of the Underlying Equity as of the final scheduled Reset Date is greater than the closing level of the Underlying Equity as of the pricing date, and the Periodic Return fluctuated during the term of the notes, increasing in three-fourths of the Reference Periods and decreasing in the other one-fourth, with a wide variance in the magnitude of the increase:

	2008/09			2009/10
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
February	1,030	3.00%	7.00%	1,049	3.00%	7.00%
May	1,061	3.00%	7.00%	1,080	3.00%	7.00%
August	849	-20.00%	7.00%	864	-20.00%	7.00%
November	1,018	20.00%	7.00%	1,037	20.00%	7.00%

	2010/11			2011/12
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
February	1,068	3.00%	7.00%	1,088	3.00%	7.00%
May	1,100	3.00%	7.00%	1,121	3.00%	7.00%
August	880	-20.00%	7.00%	897	-20.00%	7.00%
November	1,056	20.00%	7.00%	1,076	20.00%	7.00%

Index Return = [(1.00+0.03) × (1.00+0.03) × (1.00+ -0.20) × (1.00+0.07) ×

(1.00+0.03) × (1.00+0.03) × (1.00+ -0.20) × (1.00+0.07) × (1.00+0.03) ×

(1.00+0.03) × (1.00+ -0.20) × (1.00+0.07) × (1.00+0.03) × (1.00+0.03) ×

(1.00+ -0.20) × (1.00+0.07)] minus 1.00 = -0.3199 or -31.99%

Supplemental Redemption Amount = $40.00, the Minimum Supplemental Redemption Amount

Total payment at maturity = $1,000.00 + $40.00 = $1,040.00 per note

Pretax annualized rate of return = 0.99%

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Summary of Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of an investment in the Index EAGLES® to certain U.S. Holders (as defined in the prospectus referred to on page 2) that acquire the Index EAGLES® upon their original issuance at the issue price (as defined below). This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed U.S. federal income tax summary. The tax consequences of investing in the Index EAGLES® are complex and you should consult your own tax advisor concerning the application of the U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership, and disposition of the Index EAGLES® arising under the laws of any state, local, or foreign jurisdiction.

The amount payable on the Index EAGLES® at maturity will depend on the performance of the Underlying Equity. Accordingly, we intend to take the position that Index EAGLES® with a maturity of more than one year will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the Index EAGLES® generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those Treasury regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” both as described below, established by us for determining interest accruals and adjustments with respect to the Index EAGLES®. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on the Index EAGLES® must timely disclose and justify the use of other estimates to the Internal Revenue Service.

A “comparable yield” with respect to Index EAGLES® generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Index EAGLES® (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument). Notwithstanding the foregoing, a comparable yield must not be less than the U.S. applicable federal rate based on the overall maturity of the Index EAGLES®. A “projected payment schedule” with respect to Index EAGLES® generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on the Index EAGLES® equal to the comparable yield. This amount is not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the Index EAGLES® for U.S. federal income tax purposes. By providing the projected payment schedule, we make no representations regarding the actual amounts of payments on the Index EAGLES®, except with respect to the principal amount and any applicable Minimum Supplemental Redemption Amount.

Based on the comparable yield and the projected payment schedule of the Index EAGLES®, a U.S. Holder of the Index EAGLES® (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the Index EAGLES® for each day in the taxable year on which the holder holds the Index EAGLES®, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Index EAGLES®, as set forth below. The daily portions of interest for the Index EAGLES® are determined by allocating to each day in an accrual period the

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

ratable portion of interest on the Index EAGLES® that accrues in the accrual period. The amount of interest on the Index EAGLES® that accrues in an accrual period is the product of the comparable yield on the Index EAGLES® (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Index EAGLES® at the beginning of the accrual period. The adjusted issue price of the Index EAGLES® at the beginning of the first accrual period will equal its issue price. The issue price of each Index EAGLES® in an issue of the Index EAGLES® is the first price at which a substantial amount of those Index EAGLES® has been sold (including any premium paid for those Index EAGLES® and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). For any subsequent accrual period, the adjusted issue price will be (1) the sum of the issue price of the Index EAGLES® and any interest previously accrued on the Index EAGLES® by a holder (without regard to any positive or negative adjustments described below) minus (2) the amount of any projected payments on the Index EAGLES® for previous accrual periods. A U.S. Holder of the Index EAGLES® generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment for the Index EAGLES® for the taxable year in which a contingent payment is paid (including a payment at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. Holder also will be required to account for any “negative adjustment” for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the Index EAGLES® that a U.S. Holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the Index EAGLES® over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the Index EAGLES® in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Internal Revenue Code of 1986, as amended. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the Index EAGLES® or to reduce the amount realized on a sale, exchange, or retirement of the Index EAGLES®.

We expect that the applicable pricing supplement will provide a tax accrual table and projected payment schedule with information for each $1,000 principal amount of Index EAGLES® for each applicable accrual period through maturity, based on market conditions and actual market interest rates as of the date of the applicable pricing supplement.

A U.S. Holder generally will treat any gain on sale or exchange of the Index EAGLES® as ordinary interest income. The pricing supplement will set forth additional information about the U.S. federal income tax consequences of the Index EAGLES®, including a discussion of the tax consequences of payments on the Index EAGLES® and a sale, exchange, or retirement of the Index EAGLES®, possible alternative tax treatments of the Index EAGLES®, backup

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

withholding and information reporting Summary of Certain U.S. Federal Income Tax Consequences considerations, certain tax consequences applicable to Index EAGLES® with a maturity date of not more than one year from the date of issue, if applicable, and certain tax consequences applicable to Non-U.S. Holders (as defined in the prospectus referred to on page 2), if applicable.

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Risk Factors

An investment in the Index EAGLES® entails significant risks. The following is a list of some of the principal risks associated with an investment in the Index EAGLES®. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the Index EAGLES®. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the Index EAGLES®, including those described below, with your advisors in light of your particular circumstances. The Index EAGLES® are not an appropriate investment for you if you are not knowledgeable about the significant elements of the Index EAGLES® or financial matters in general.

Index EAGLES® are our senior unsecured debt securities. Receipt of any amounts payable, including the principal protection, described in this document and the applicable pricing supplement, are dependent upon Bank of America Corporation’s ability to repay its obligations on the applicable payment date, even if the level of the Underlying Equity increases after the issue date. Index EAGLES® are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•	Your investment return may be less than a comparable investment directly in the Underlying Equity.

•	The Index EAGLES® will generally not be listed on any stock exchange, and the trading market for them may be limited.

•

If you attempt to sell the Index EAGLES® prior to maturity, the market value of the Index EAGLES®, if any, may be less than the principal amount of the Index EAGLES®. A variety of complex and interrelated factors could reduce the market value of the Index EAGLES®, including:

o	Market value of the Underlying Equity;

o	Volatility of the Underlying Equity;

o	General economic and other conditions;

o	Interest rates;

o	Time to maturity;

o	Volatility of any foreign currency* which relates to the level of the Underlying Equity;

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Risk Factors (con’t.)

o	Dividend yield on the Underlying Equity; and

o	Earnings performance and creditworthiness of the Underlying Equity.

•	Changes in our credit ratings could reduce the market value of the Index EAGLES®.

•	Our trading and hedging activities may affect the Supplemental Redemption Amount and the market value of the Index EAGLES®.

•	Unless otherwise specified in the applicable pricing supplement, we and our affiliates are not affiliated with any issuers of the securities comprising the Underlying Equity, and are not responsible for any disclosure made by those companies.

•	You have no rights as a security holder, and you are not entitled to dividends, interest payments, or other distributions by the issuer or issuers of the Underlying Equity.

•	Our trading and hedging activities may create conflicts of interest with you.

•	Our business activities may create conflicts of interest with you.

•

Secondary market prices of the Index EAGLES® may be affected adversely by the inclusion in the original issuance price of the Index EAGLES® of the selling agents’ commissions and costs of hedging our obligations under the Index EAGLES®.

•	There may be potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove the calculation agent.

* Only applicable if the level of the Underlying Equity depends upon one or more levels determined on a foreign securities exchange, such as an Underlying Equity that consists of a non-U.S. stock index.

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